UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

KRONOS BIO, INC.
(Name of Subject Company (Issuer))

CONCENTRA MERGER SUB IV, INC.
(Name of Filing Persons (Co-Offeror 1))

CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Parent of Offeror))

TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 3))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
50107A104
(CUSIP Number of Class of Securities)

Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Ryan A. Murr
Gibson, Dunn & Crutcher LLP
One Embarcadero Center Suite 2600
San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on May 15, 2025 (together with Amendment No. 1 to Schedule TO filed on June 5, 2025 and any subsequent amendments and supplements thereto, the “Schedule TO”) by Concentra Merger Sub IV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”). This Schedule TO relates to the offer (the “Offer”) by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Kronos Bio, Inc., a Delaware corporation (“Kronos”), for: (i) $0.57 per Share in cash (the “Cash Amount”); and (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Subject to the terms of the Merger Agreement (as defined below) and the CVR Agreement, dated June 20, 2025, by and among Parent, Purchaser, the Rights Agent and the Representative, the Offer Price will be paid net of any applicable tax withholding and without interest. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among Kronos, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1	THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, on the Expiration Date, one minute after 11:59 p.m. Eastern Time on Wednesday, June 18, 2025 and was not extended. The Depositary & Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 44,503,838 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 72.90% of Shares that were issued and outstanding as of the Expiration Date on a fully diluted basis. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied or waived, and Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered and not validly withdrawn in the Offer pursuant to the terms of the Offer and the Merger Agreement.

On June 20, 2025, Parent and Purchaser completed the acquisition of Kronos pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Kronos in accordance with Section 251(h) of the DGCL, with Kronos continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares held in the treasury of Kronos, owned by Parent, Merger Sub or any other subsidiary of Parent, or any Shares held by any stockholders of Kronos who are entitled to and who properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price without interest, less any applicable withholding taxes.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on June 20, 2025, and Kronos has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Kronos intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Kronos’ reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated May 15, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Press Release of Kronos issued on May 1, 2025 (incorporated by reference to Exhibit 99.1 to Kronos’ Current Report on Form 8-K (File No. 001-39592) filed with the SEC on May 1, 2025)
(d)(1)*
Agreement and Plan of Merger, dated May 1, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub IV, Inc. and Kronos Bio, Inc., (incorporated by reference to Exhibit 2.1 to Kronos’ Current Report on Form 8-K (File No. 001-39592) filed with the SEC on May 1, 2025)

(d)(2)*	Confidentiality Agreement dated March 20, 2025 between Kronos and TCM
(d)(3)*	Limited Guaranty, dated May 1, 2025
(d)(4)*	Form of Tender and Support Agreement
(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit D of Exhibit 2.1 to Kronos’ Current Report on Form 8-K filed with the SEC on May 1, 2025
(d)(6)**	Contingent Value Rights Agreement, dated June 20, 2025, by and among Parent, Purchaser, the Rights Agent and the Representative.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

* **	Previously filed Filed herewith

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2025

CONCENTRA MERGER SUB IV, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager